Material Fact Bonus shares ITAÚ UNIBANCO HOLDING S.A. (“Company”) announces to its stockholders and the general market that its Board of Directors, at a meeting held on December 18, 2025, has approved the following proposals: 1. Increase in the subscribed and paid-in capital within the limit of the authorized capital provided for in the Company's bylaws: in the amount of BRL12,846,837,880.00 (twelve billion, eight hundred and forty-six million, eight hundred and thirty-seven thousand, eight hundred and eighty Brazilian reais) from BRL124,063,060,190.00 (one hundred and twenty- four billion, sixty-three million, sixty thousand, one hundred and ninety Brazilian reais) to BRL136,909,898,070.00 (one hundred and thirty-six billion, nine hundred and nine million, eight hundred and ninety-eight thousand, seventy Brazilian reais), through the capitalization of amounts recorded in the Company’s Revenue Reserves – Statutory Reserves. It is important to note that it does not impact the Company’s shareholders’ equity. 2. Three percent (3%) Bonus Shares: the capital will be increased with the issue of 321,170,947 new book-entry shares, with no par value, of which 163,623,582 common shares and 157,547,365 preferred shares, to be attributed free of charge to the Company's stockholders, as a bonus, in the proportion of 3 (three) new shares of the same type for every 100 (one hundred) shares held, with treasury shares also included as bonus shares in the same proportion. 2.1. Record Date: holders of shares in the stockholding position at the end of December 23rd, 2025 in Brazil and of December 29th, 2025 in the United States, will be entitled to the share bonus. 2.2. Trading: new shares will be released for trading “ex” bonus rights as of December 26th, 2025 in Brazil, and the new shares will be accounted in the stockholders’ position on December 30th, 2025. 2.3. Rights of Bonus Shares: the new shares will be fully entitled to the earnings to be declared as of December 30th, 2025, under the same terms as the common and preferred shares of the Company, as applicable. 2.4. Interest on Capital (IoC): monthly IoC payments will remain at BRL0.01765 per share (net amount of BRL0.015 per share). Consequently, the total amount monthly paid by the Company to stockholders will be increased by 3% (three percent) after the inclusion of the bonus shares in the stockholding position. The minimum annual dividend guaranteed to preferred shares will also be kept at BRL0.022 per share.

Material Fact 2.5. Auction of Fractional Shares: The bonus will always be allocated in whole numbers. Shareholders wishing to transfer fractional shares resulting from the bonus may do so during the period from January 2nd, 2026, to February 2nd, 2026. After this period, any remaining fractions will be consolidated into whole shares and sold at auction on B3 S.A. – Brasil, Bolsa, Balcão, and the net proceeds from the sale will be made available to the holders of such fractions on a date to be announced by the Company. 2.6. Cost of Bonus Shares: the cost attributed to the bonus shares is BRL40.00 per share, in accordance with Article 58, paragraph 1, of Regulatory Instruction No. 1,585/15 of the Federal Revenue Service, as well as Article 843, paragraph 1, of the Income Tax Regulation/18, and Article 10, paragraph 1, of Law No. 9,249/951. 2.7. Foreign Market: simultaneously with the transaction in the Brazilian market and in the same proportion, the securities traded in the U.S. market (ADR – American Depositary Receipt) will also receive a bonus of three percent (3%), so that investors will receive 3 (three) new ADR for every 100 (one hundred) ADRs held as of the record date (December 29th, 2025). Accordingly, ADRs will continue to be traded at the proportion of one (1) preferred share of the Company for one (1) ADR. For more information regarding the ADRs bonus, please visit www.adr.com (Ticker: ITUB). If you have any questions, please visit www.itau.com.br/investor-relations and follow the route: Menu > Investor services > Contact IR. São Paulo (SP), December 18, 2025. Gustavo Lopes Rodrigues Investor Relations Officer 1 This cost is not attributable to stockholders who value their equity interest in the Company by using the equity method.